SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3(*)

KANA SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

483600102
(CUSIP Number)

JOHN F. NEMELKA
NIGHTWATCH CAPITAL MANAGEMENT, LLC
3311 NORTH UNIVERSITY AVENUE, SUITE 200
PROVO, UTAH 84604
TELEPHONE:  (801) 805-1300

(Name, address and telephone number of person
authorized to receive notices and communications)

January 28, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 483600102

(1)	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

NightWatch Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS **

WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7) SOLE VOTING POWER

6,890,771
NUMBER OF	(8) SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	(9) SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	6,890,771
(10) SHARED DISPOSITIVE POWER

0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,890,771

(12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES **	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

(14)	TYPE OF REPORTING PERSON **
OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 (this "Amendment") amends the statement on Schedule 13D filed on April 29, 2005, as amended by Amendment No. 1 filed on July 11, 2005 and Amendment No. 2 filed on October 11, 2005 (as so amended, the "Schedule 13D"), with respect to shares of common stock, par value $.001 per share (the "Common Stock") of Kana Software, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)     The securities referenced in this statement (the “Securities”) consist of (i) 5,422,922 shares of Common Stock and (ii) warrants to acquire an additional 1,467,849 shares of Common Stock exercisable as of March 28, 2006, representing in the aggregate beneficial ownership of 6,890,771 Common Shares or approximately 19.5% of the 35,391,632 shares of Common Stock represented by the Company to be outstanding as of January 24, 2006.1

1The calculation of total shares of Common Stock of the Company outstanding includes 1,467,849 shares of Common Stock issuable upon exercise of the warrants referenced in Item 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 26, 2006

NIGHTWATCH CAPITAL MANAGEMENT, LLC

	By:	/s/ John F. Nemelka
	Name:	John F. Nemelka
	Title:	President